SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 18, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference are the interim condensed consolidated financial statements of R.V.B. Holdings Ltd. as of September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: November 18, 2011

R.V.B Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

(UNAUDITED)

R.V.B Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

(Unaudited)

Review Report of the Independent Auditor to the Shareholders of
R.V.B HOLDINGS LTD.

Introduction

We have reviewed the accompanying financial information of R.V.B Holdings Ltd. And its subsidiaries (hereinafter – “the Group”) which includes the condensed consolidated statement of financial position as of September 30, 2011 and the condensed consolidated statements of comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The board of directors and management are responsible for the preparation and presentation of the interim financial information in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with IAS 34.

Brightman Almagor Zohar & Co.
Certified Public Accountants

Tel Aviv, November 17, 2011

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30		December 31
	2 0 1 1	2 0 1 0	2 0 1 0
	$ in thousand
	(UNAUDITED)
ASSETS

Current assets
Cash and cash equivalents	7,454	760	57
Accounts receivable	192	349	248
Prepaid expenses in respect of receipt of guarantee	-	44	-
Loan provided - see note 4(h)	-	219	218
Total current assets	7,646	1,372	523

Non-current assets
Loan provided - see note 4(h)	-	329	274
Fixed assets, net	12,869	14,339	13,967
Intangible assets, net	3,623	4,034	3,931
Total non-current assets	16,492	18,702	18,172

Total assets	24,138	20,074	18,695

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Loans from banks and others	601	4,546	4,529
Convertible shareholder loans – see note 4(a)	-	4,179	4,339
Accounts payable and accruals	461	561	623
Total current liabilities	1,062	9,286	9,491

Non-current liabilities
Long-term accounts payable	204	-	-
Loans from banks	204	-	-
Shareholder loans – see note 4(a)	-	4,217	4,240
Options at fair value through profit and loss	293	198	210
Liability to the Chief Scientist	423	429	442
Liability in respect of dismantling and vacating fixed assets	105	74	76
Total non-current liabilities	1,229	4,918	4,968

Equity attributable to owners of the Company	17,741	5,870	4,236
Non-controlling interests	4,106	-	-
Total equity	21,847	5,870	4,236

Total liabilities equity	24,138	20,074	18,695

Yitzhak Apeloig Chairman of the Board	Yair Fudim Director and CEO	Ofer Naveh CFO

Approval date of the financial statements: November 17, 2011

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the nine month		For the three month		For the year
	period ended		period ended		ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	$ in thousand
	(UNAUDITED)		(UNAUDITED)

Operating expenses and facility maintenance	1,844	2,260	621	691	2,724
Marketing and business development expenses	970	788	122	202	1,256
Administrative and general expenses	1,591	1,223	354	334	1,659
Other expenses	-	-	-	-	98

Loss from ordinary operations	(4,405)	(4,271)	(1,097)	(1,227)	(5,737)

Financing income	27	8	24	1	17
Financing expenses	(999)	(1,663)	(279)	(596)	(1,917)

Total financing expenses, net	(972)	(1,655)	(255)	(595)	(1,900)

Loss for the period	(5,377)	(5,926)	(1,352)	(1,822)	(7,637)

Total comprehensive loss for the period	(5,377)	(5,926)	(1,352)	(1,822)	(7,637)

Loss and total comprehensive loss attributable to:
Owners of the Company	(5,271)	(5,926)	(1,246)	(1,822)	(7,637)
Non-controlling interests	(106)	-	(106)	-	-

	(5,377)	(5,926)	(1,352)	(1,822)	(7,637)

Loss per share (in $)
Basic and diluted earnings per share	(0.027)	(0.032)	(0.006)	(0.010)	(0.041)

Weighted-average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in
calculation of the basic and diluted
loss per share	195,000	186,612	204,620	188,795	187,507

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the nine month period ended September 30, 2011 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2011	4,906	34,078	173	161	6,063	(41,145)	4,236	-	4,236

Changes during the accounting period (unaudited)
Share-based payment	-	-	-	-	1,220	-	1,220	-	1,220
Termination of employee options	-	2,852	-	-	(2,852)	-	-	-	-
Equity component of convertible loans	-	1,013	-	-	-	-	1,013	-	1,013
Conversion of shareholder's debts	1,445	15,128	-	(161)	(3,393)	-	13,019	-	13,019
Issuance of ordinary shares – EER Transaction	25,692	(20,862)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(95)	-	-	-	-	(95)	95	-

	27,137	(1,964)	(173)	(161)	(6,063)	-	18,776	4,212	22,988

Loss for the period	-	-	-	-	-	(5,271)	(5,271)	(106)	(5,377)

Total comprehensive loss for the period	-	-	-	-	-	(5,271)	(5,271)	(106)	(5,377)

Balance as of September 30, 2011 (unaudited)	32,043	32,114	-	-	-	(46,416)	17,741	4,106	21,847

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the nine month period ended September 30, 2010 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of January 1, 2010	12	35,786	-	161	5,519	(33,508)	7,970

Changes during the accounting period (unaudited)
Distribution of bonus shares	4,777	(4,777)	-	-	-	-	-
Issuance of shares	117	2,538	173	-	-	-	2,828
Share-based payments	-	-	-	-	441	-	441
Equity component of convertible loans	-	531	-	-	16	-	547
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	10	-	10

	4,894	(1,708)	173	-	467	-	3,826

Loss for the period	-	-	-	-	-	(5,926)	(5,926)

Total comprehensive loss for the period	-	-	-	-	-	(5,926)	(5,926)

Balance as of September 30, 2010 (unaudited)	4,906	34,078	173	161	5,986	(39,434)	5,870

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended September 30, 2011 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of July 1, 2011	4,906	35,091	173	161	7,283	(45,170)	2,444	-	2,444

Changes during the accounting period (unaudited)
Termination of employee options	-	2,852	-	-	(2,852)	-	-	-	-
Conversion of shareholder's debts	1,445	15,128	-	(161)	(3,393)	-	13,019	-	13,019
Issue of ordinary shares – EER Transaction	25,692	(20,862)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(95)	-	-	-	-	(95)	95	-

	27,137	(2,977)	(173)	(161)	(7,283)	-	16,543	4,212	20,755

Loss for the period	-	-	-	-	-	(1,246)	(1,246)	(106)	(1,352)

Total comprehensive loss for the period	-	-	-	-	-	(1,246)	(1,246)	(106)	(1,352)

Balance as of September 30, 2011 (unaudited)	32,043	32,114	-	-	-	(46,416)	17,741	4,106	21,847

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended September 30, 2010 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of July 1, 2010 (Unaudited)	4,789	33,333	173	161	5,915	(37,612)	6,759

Changes during the accounting period (unaudited)
Issuance of shares	117	667	-	-	-	-	784
Share-based payment	-	-	-	-	71	-	71
Equity component of convertible loans	-	78	-	-	-	-	78

	117	745	-	-	71	-	933

Loss for the period	-	-	-	-	-	(1,822)	(1,822)

Total comprehensive loss for the period	-	-	-	-	-	(1,822)	(1,822)

Balance as of September 30, 2010 (unaudited)	4,906	34,078	173	161	5,986	(39,434)	5,870

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the year ended December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of January 1, 2010	12	35,786	-	161	5,519	(33,508)	7,970

Changes during 2010
Distribution of bonus shares	4,777	(4,777)	-	-	-	-	-
Issuance of shares	117	2,538	173	-	-	-	2,828
Share-based payment	-	-	-	-	518	-	518
Equity component of convertible loans	-	531	-	-	16	-	547
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	10	-	10
	4,894	(1,708)	173	-	544	-	3,903

Loss for the year	-	-	-	-	-	(7,637)	(7,637)

Total comprehensive loss for the year	-	-	-	-	-	(7,637)	(7,637)

Balance as of December 31, 2010	4,906	34,078	173	161	6,063	(41,145)	4,236

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine month		For the three month		For the year
	period ended		period ended		ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	$ in thousand
	(UNAUDITED)		(UNAUDITED)
Cash flows – operating activity
Loss for the period	(5,377)	(5,926)	(1,352)	(1,822)	(7,637)
Adjustments required to present cash flows from operating activity (Appendix)	3,433	3,356	597	1,038	4,364

Net cash used in operating activity (**)	(1,944)	(2,570)	(755)	(784)	(3,273)

Cash flow – investment activity
Investment in fixed assets	-	(2)	-	-	(2)

Net cash used in investment activity	-	(2)	-	-	(2)

Cash flow – financing activity
EER Transaction	7,977	-	7,977	-	-
Proceeds from shareholders loans	1,466	-	-	-	-
Repayment of loans from bank	(102)	-	(102)	-	-
Issuance of shares	-	3,023	-	979	3,023

Net cash from financing activity	9,341	3,023	7,875	979	3,023

Increase (decrease) in cash and cash equivalents	7,397	451	7,120	195	(252)

Cash and cash equivalents at the beginning of the period	57	309	334	565	309

Cash and cash equivalents at the end of the period	7,454	760	7,454	760	57

(**) Including cash interest payments of	17	52	4	25	55

(**) Including cash interest receipts of	1	5	-	2	7

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (CONTINUED)

Appendix– Adjustments required to present cash flows from operating activity

	For the nine month		For the three month		For the year
	period ended		period ended		ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	$ in thousand
	(UNAUDITED)		(UNAUDITED)

Income and expenses not involving cash flows:
Depreciation and amortization	1,406	1,528	469	476	1,906
Increase in liabilities in respect of employee benefits	-	-	-	-	15
Interest accrued on loans and others, net	713	871	463	307	1,153
Transformation of loan into grant	701	323	-	133	391
Loss arising on financial liabilities designated as at fair value through profit or loss	83	-	20	-	15
Bonus in respect of options to shareholders in connection with the provision of a guarantee	432	659	133	195	704
Share-based payments	422	441	-	71	518

	3,757	3,822	1,085	1,182	4,702

Changes in asset and liability items:
Decrease (increase) in accounts receivable	32	(109)	(10)	(49)	(8)
Decrease in accounts payable and accruals	(356)	(357)	(478)	(95)	(330)

	(324)	(466)	(488)	(144)	(338)

	3,433	3,356	597	1,038	4,364

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL

a.
RVB Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli resident company incorporated in Israel (The Company changed its name on January 12, 2010 as a result of the Elbit transaction – see below).

On November 19, 2009, after receipt of all required approvals, the Company sold substantially all of its assets and liabilities to Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit”), for a total cash consideration of approximately $34.27 million (the “Elbit transaction”).

Prior to the Elbit transaction, the Company was engaged in developing, manufacturing and marketing advanced training and computer-based simulation systems for military applications.

b.
On March 24, 2010, Greenstone Industries Ltd. ("Greenstone") exercised its option to purchase from Aviv Tzidon and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon (collectively: "Tzidon"), the control of the Company. Pursuant to an agreement entered into by and among Greenstone and Tzidon on December 12, 2010 and the option awarded to Greenstone to purchase up to 65% but not less than 50.14% of the Company's issued share capital as of that date, Tzidon sold to Greenstone: (i) 76,680,848  of the Company's ordinary shares, constituting 65% of the Company's issued and outstanding share capital as of that date (not taking into account 1,040,000 dormant shares); and (ii) 1,800,000 options exercisable into 1,800,000 ordinary shares of the Company.

c.
In July 2011, the Company entered into the following agreements, in connection with the purchase of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares by the Company: (i) a share purchase agreement by and among the Company, Greenstone, S.R Accord Ltd. ("Accord"), Mazal Resources B.V. ("Mazal") and EER (the "EER Share Purchase Agreement"); (ii) an option agreement between the Company and Mazal (the "Option Agreement"); (iii) a voting agreement between Greenstone and Mazal (the "Voting Agreement"); (iv) a shareholders' agreement between the Company and Mazal (the "Shareholders Agreement"); (v) a services agreement between the Company, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control (the "Services Agreement"); and (vi) a management agreement between the Company and Greenstone (the "Management Agreement") (collectively, the "EER Transaction").

On August 22, 2011, the Company's shareholders approved the EER Transaction (following an approval by the Company's audit committee and board of directors), together with a form of additional share purchase agreement, to be entered into between the Company and certain EER shareholders who would elect to join the EER Transaction and sell their holdings in EER to the Company, in exchange for original shares of the Company (the "Additional SPA"). On August 31, 2011, the EER Transaction was completed and the Company purchased a total of 7,996,210 EER shares from Greenstone and Accord.

As of September 30, 2011 all additional EER shareholders who are not parties of the EER Share Purchase Agreement elected to join the EER transaction.

On October 11, 2011 an initial closing of the Additional Share Purchase Agreement was completed with certain EER shareholders. At this closing, the Company issued a total of 38,066,489 ordinary shares of the Company in exchange for a total of 3,267,510 EER shares from these certain EER shareholders.

An additional closing of the Additional Share Purchase Agreements with other EER shareholders who elected to become parties to the Additional Share Purchase Agreements is expected during November or December 2011. At the additional closing the Company is expected to issue a total of 58,033,869 ordinary shares of the Company, in exchange for the EER shares of those EER shareholders.

For information regarding the EER Transaction, see Note 3.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL (continued):

d.
Accounting Treatment:

Although in the EER transaction, mentioned in paragraph 1c above, the Company is the legal purchaser of the rights in EER, since the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of transaction (including the completion of the Additional SPA with additional EER shareholders who are not parties to the EER Share Purchase Agreement) will be former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER.

Accordingly, the following accounting treatment has been applied in respect of the transaction:

•	The assets and liabilities of the legal subsidiary, EER, are recognized and measured in the consolidated financial statements at their pre-transaction carrying amounts;

•
The accumulated losses and other equity balances recognized in the consolidated financial statements reflect the accumulated loss and other equity balances of EER as of August 31, 2011. However, the equity structure appearing in the consolidated financial statements reflects the equity structure of the Company, including the equity instruments issued under the transaction;

•
Comparative numbers are based upon the consolidated financial statements of the legal subsidiary, EER for the year ended December 31, 2010 and for the nine and three month periods ended September 30, 2011.

•	The balance of non-controlling interests in the consolidated statements represents Mazal's equity rights in EER.

•	Were added to all of the above the assets and the liabilities of the Company as at the date of the closing of the transaction (mainly cash and cash equivalents).

  See also note 5.

e.	Description of EER and its operations:

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology” or the “Technology”).

In early 2007, EER completed the construction of the Demo Facility in Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste. At the start of 2008, the Company began depreciating the facility after a successful first year of trial running.

Over the years 2007-2009, several demonstrations were held using the Demo Facility,

f.
These condensed financial statements should be reviewed in connection with EER's annual financial statements as of December 31, 2010 and the year then ended, and the accompanying notes (“the annual financial statements”).

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis for the preparation of the financial statements:

The Company's condensed consolidated interim financial statements (hereinafter – "interim financial statements") have been prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting" (hereinafter – "IAS 34").

In the preparation of these interim financial statements, the Company has implemented identical accounting policies, rules of presentation and calculation methods to those implemented in the preparation of EER's financial statements as of December 31, 2010 and for the year then ended.

b.
New standards and clarifications that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods, but may have an impact on future periods:

•
Amendment to IAS 34 "Financial Reporting for Interim Periods"

The amendment emphasizes the principles laid out in IAS 34, namely, that the purpose of the information presented in the interim financial statements regarding events and transactions, which are significant to understanding the changes in financial position and in the entity’s performance since the last annual reporting date, is to update the information relating thereto in the last annual financial statements. In addition, the amendment clarifies the method of implementation of this principal with respect to financial instruments and certain disclosure requirements have been added. The amendment is to be implemented retroactively for annual reporting periods commencing on or after January 1, 2011.

•	For information on the standards, interpretations and amendments to the standards set forth below, see note 3 to EER’s financial statements for the year ended on December 31, 2010:

▪	IAS 1 (Revised) “Presentation of Financial Statements”

▪	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”

▪	Amendment to IAS 32 “Financial Instruments: Presentation

▪	Amendment to IFRS 7 “Financial Instruments: Disclosure” (regarding the nature and extent of risks arising from financial instruments)

c.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements:

For information on implementation dates, transitional provisions, amendments to standards and interpretations set forth below see note 3 toEER's annual financial statements as of December 31, 2010 and the year then ended:

▪	IFRS 9 "Financial Instruments"

▪	Amendment to IFRS 7 “Financial Instruments: Disclosure” (regarding disclosure on the transfer of financial assets).

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES (continued):

c.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements (continued):

▪	IFRS 10 “Consolidated Financial Statements”: The standard determines the following provisions on the issue of consolidated financial statements:

•
Control of an entity over another entity will be determined based on a uniform model, independent of the other entity being a “Special Purpose Entity”. In this framework, interpretation 12 SIC “Consolidation, Special Purposes Entities” is cancelled.

•
Control of an investor in another entity (the “Invested Entity”) exists when the investor has power over the invested entity, has exposure to changing returns from his involvement in the invested entity and an ability to use his power in order to influence the level of the returns.

•
The Standard stipulates provisions for examination of the existence of “actual control” where an entity holds less than half of the voting rights in another entity. To that end, the rate of the investor’s holdings in the Invested Entity, the scope of the public holdings and level of diversification shall be examined, inter alia.

•
Potential voting rights in the Invested Entity will be taken into account for the purpose of establishing control where their terms confer actual ability to direct the relevant activities of the entity in the present.

•	The new standard does not include a change in the procedures of consolidation of financial statements.

This standard is to be implemented by way of retroactive implementation other than exceptions as specified in the standard, in respect of annual reporting periods commencing on January 1, 2013 or thereafter. Early implementation is permitted, provided it is implemented concurrently with IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosures in respect of Involvement with Other Entities” and IAS 28 (2011) “Investments in Associated Companies and Joint Ventures”.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (continued):

c.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements (continued):

▪
IFRS 11 “Joint Arrangements”

The Standard determines that a joint arrangement is an arrangement in which two parties or more have joint control (as defined in IFRS 10). In addition, the Standard sets forth the following types of joint arrangements and the accounting handling thereof:

•
Activity under joint control is a joint arrangement between parties with joint control which confers upon them rights for assets and liabilities in respect of the liabilities of the activity. An entity which holds joint control in a business under joint control will recognize its share in the assets, liabilities, revenues and expenses of the business in its consolidated financial statements.

•
A joint venture is a joint arrangement between parties with joint control in an arrangement, who hold rights for the net assets of the venture. An entity holding joint control over a joint venture will present its investment therein according to the book value method, according to IAS 28 (2011) “Investments in Associated Companies and in Joint Ventures”.

This standard is to be implemented by way of retroactive implementation other than for exceptions as specified in the standard, in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Early implementation is permitted provided it is implemented simultaneously with IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosures in respect of Involvement with Other Entities” and IAS 28 (2011) “Investments in Associated Companies and Joint Ventures”.

▪
IFRS 12 "Disclosures of interests in other entities":

The standard stipulates disclosure requirements in respect of the interests of entities in consolidated companies, joint arrangements, associated companies and structured entities which are not consolidated. The purpose of the disclosures is to assist with the evaluation of the nature and the related risks in respect of the interests in the said entities and the influence of such interests on the financial statements of the reporting entity.

This Standard is to be implemented by way of retroactive implementation in respect of annual reporting periods commencing on January 1, 2013 or thereafter. Early implementation is possible, provided it is implemented simultaneously with IFRS 10 “Consolidated Financial Reports”, IFRS 11 “Joint Arrangements” and IAS 28 (2011) “Investments in Associated Companies and Joint Ventures”. However, entities may include any of the new disclosures in their financial statements prior to such date.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SIGNIFICANT ACCOUNTING POLICIES (continued):

c.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements (continued):

▪	IAS 28 (2011) "Investments in Associated Companies and Joint Ventures" The Standard sets forth the following provisions regarding the implementation of the equity method:

•	The equity method is to be implemented with regard to both associated companies and joint ventures.
•	When an investment in a joint venture is classified as an investment in an associated company or vice versa, the rights of the entity in the investee are not re-measured.
•
Upon a decrease in the holding rate in a joint venture or an associated company which does not lead to a termination of the implementation of the equity method, the investor shall reclassify to profit or loss only a proportionate share of the amounts which were previously recognized in a different total profit.

•	Part of the investment in the equity method is to be classified as a noncurrent asset which is held for sale, provided that such part fulfils the conditions for its classification as such.

This Standard is to be implemented by way of a retroactive implementation, regarding annual reporting periods commencing on January 1, 2013, or thereafter. Early implementation is permitted, provided it is implemented simultaneously with IFRS 10 "Consolidated Financial Statements" IFRS 11 "Joint Arrangements" and IFRS 12 "Disclosure of Interests in Other Entities".

▪
Amendment to IAS 1 (Amended) "Presentation of Financial Statements" (regarding the presentation of items of other comprehensive income in the statement of comprehensive income)

The amendment provides that items included in other comprehensive income are to be separated and presented in one of two groups:

•	Items which will be classified in the future to profit and loss.
•	Items which will not be classified in the future to profit and loss.

In addition, the amendment determines that where items of other comprehensive income are presented before the tax effect, the tax effect is to be presented separately in respect of each of the groups. The amendment is to be implemented by way of retroactive implementation, for annual periods commencing on January 1, 2013, or thereafter. Early implementation is permissible.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the Consumer Price Index ("CPI") are presented according to the CPI for the last month of the reporting period.

(3)	Data on changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel (*)
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of September 30, 2011	3.712	110.34	110.56
As of September 30, 2010	3.665	107.20	106.90
As of December 31, 2010	3.549	108.00	107.60

Rates of change	%	%	%
For the nine month period ended on:
September 30, 2011	4.59	2.17	2.75
September 30, 2010	(2.91)	1.90	1.62

For the three month period ended on:
September 30, 2011	8.70	0.00	0.58
September 30, 2010	(5.42)	1.23	1.23

For the year ended December 31, 2010	(5.99)	2.66	2.28

(*) Base: Average 2008 = 100.0

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3  –     THE EER TRANSACTION

As mentioned above, on August 31, 2011 (the "Closing Date"), the EER Transaction was completed.

Below is description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement and the Services Agreement, and the actions that took place at the Closing Date in connection therewith:

a.
At the Closing Date, pursuant to the EER Share Purchase Agreement, the Company acquired all of EER's shares held by Greenstone (6,274,760 ordinary shares of EER), for a total cash consideration of US$ 15,686,900. In addition, the Company acquired all of EER’s share capital held by Accord (1,721,450 ordinary shares of EER), in exchange for 20,054,893 ordinary shares of the Company (each EER share was exchanged for 11.65 ordinary shares of the Company);

b.
The EER Share Purchase Agreement sets forth, among others, that prior to the Closing Date, the Company will cause Bank Leumi L’Israel Ltd., to release Greenstone, Accord and S.R. Accord Technologies Ltd. (together – “the guarantors”), from all their obligations according to guarantees provided by them to the bank, with regard to EER’s debt of US$ 714,000 (principal) as of July 3, 2011. As of the date of these financial statements the Company has signed a letter of guarantee instead of the guarantors (see also note 4c. below) ;

c.
In addition, pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8,000,000 by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until September 30, 2011 the Company has made an investment in a total amount of approximately $ 0.6 million. Subsequent to the financial statements date the Company invested in EER's share capital an additional amount of approximately $0.3 million ;

d.
Pursuant to the Option Agreement, the Company granted Mazal an option to sell to the Company or to whom the Company may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of shares of the Company at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted the Company the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the "Call Option");

e.
Pursuant to the Voting Agreement, Greenstone and Mazal agreed to coordinate the voting of the Company shares held by such parties, including with respect to the appointment of directors to the board of directors of the Company. As of the date of these financial statements the parties reached an understanding regarding the termination of the Voting Agreement;

f.
Pursuant to the Shareholders Agreement, Mazal undertook to vote with its EER shares in the same manner as then voted on such matter by the Company and/or as instructed by the Company in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then the Company shall have a right of first refusal with respect to such transfer;

g.
Pursuant to the Management Agreement, Greenstone will provide the Company with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$ 0.2145 per share (adjusted for future dividends), which shall become vested and exercisable in accordance with the Vesting Schedule (see note 4i below). The options described in this paragraph will be granted following the final closing of the Additional SPA, which is expected during November or December 2011. The parameters used in the calculation of the fair value of the options are a share price of $0.09, an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%;

h.
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, according the Services Agreement, Stern Holding shall receive options to purchase ordinary shares of the Company in quantities and conditions similar to those of Greenstone as described in note 3g above. As of the date of these financial statements the parties reached an understanding regarding the termination of the Services Agreement.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  –     THE EER TRANSACTION (continued):

Following the completion of the EER Transaction, the Company has become the controlling shareholder of EER.

NOTE 4  –     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD

a.
At the closing date of the share purchase agreement, and as one of its closing conditions, all of EER debts to its shareholders in a total amount of approximately $13 million have been converted into shares of EER.

b.
On March 21, 2011 a letter of intent (“letter of intent”) was signed between EER and a US-based company, which is primarily engaged in the construction of waste-to-energy facilities for the treatment of domestic trash (“the developer”), pursuant to which the parties plan to enter into binding agreements based on the principles outlined in the letter of intent, the highlights of which are set forth below:

(1)	The parties will cooperate in the development, construction and operation in the US of waste treatment facilities based on the Company’s PGM technology.

(2)
As part of the cooperation the parties will take steps to develop, build and operate the first facility which will treat 1,000 tons of waste per day (“the facility”). The costs involved in the construction of the facility are estimated at $220 million.

(3)	The developer is responsible for obtaining all the necessary approvals and permits for the construction and operation of the facility.

(4)	The developer is responsible for obtaining the financing necessary to build the facility.

(5)
In exchange for EER’s obligation to provide a license to use the technology and perform the initial engineering planning of the facility at an estimated cost of US $3 million, EER shall be entitled to following consideration:

•	Allotment of shares representing 14.25% of the developer’s fully diluted share capital on the allotment date.
•	Royalties at the rate of 5% of the facility’s revenues, estimated at $46 million over the useful life of the project (estimated at 20 years).

(6)
The parties will negotiate, for a period of up to six months (which has been extended till January 31, 2012), the drawing up of binding agreements based on the aforesaid principles, and these agreements will be subject to the approval of the board of directors of each party. Insofar as the signing of the agreements is not completed during the said period, the letter of intent will expire and will be rendered null and void without any of the parties having any claim, obligation or liability in respect thereof. During the aforesaid six-month period, the parties have undertaken not to contact any third party in connection with a project, which makes use of the technology or any similar technology within the geographic area referred to in the letter of intent (comprising four US states). It is hereby clarified that at this stage there is no certainty that the transaction will be carried out.

c.
Further to note 11a(2) to EER's financial statements as of December 31, 2010, on March 15, 2011, EER signed an agreement with Bank Leumi Le’Israel Ltd (“the bank”), which regulates the repayment of certain debts and obligations of EER to the bank in the amount of $2.3 million in connection with loans provided to it and to which the guarantors have guaranteed their repayment (“the debt agreement”).

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

c.	(continued):

As part of the debt agreement, the guarantors paid the bank a total sum of approximately $1.4 million, see subsection f(3) 3.1 below. In addition, the guarantors have undertaken to the bank to repay a loan which the bank extended to EER in the amount of $ 0.7 million (as of September 30, 2011 approximately $0.6 million).

EER also agreed to create specific liens in favor of the bank and the guarantors have undertaken to submit documents to the Registrar of Companies for the cancellation of specific liens that were created by EER in their favor.

Regarding the signing by the Company of a letter of guarantee instead of the guarantors see note 3 above.

In addition, RVB has undertaken not to demand, not to receive, not to collect and not to extract any amounts from EER out of or on account of capital notes and shareholder loans, dividends, management fees and additional payments, with the exception of specific agreed-on payments.

The loan is in dollars and was provided for a period of 24 months. The interest rate on the loan is LIBOR + 2.85% per annum. The loan principal is repayable in 7 consecutive quarterly payments from September 16, 2011 to March 16, 2013.

d.
Further to note 14a(4) to EER’s annual financial statements as of December 31, 2010, during the reporting period shareholder loans in the amount of $3.5 million and guarantees provided to EER in the amount of $0.7 million were renewed.

As stated in the annual financial statements, the guarantees gave each of the guarantors (separately) the right to invest in the share capital of EER the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantee fees that the guarantors are entitled to, in whole or in part, at a price of $5.4024 per share. The value of the rights to invest in the share capital of EER, which was computed in accordance with the B&S model, was immaterial.

The value of the right to convert loans into shares of EER was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%), and amounted to $0.5 million, added to the effective interest on the loan, and recognized in the statement of income over a period of one year – the contractual period. Since the values at which EER carries out capital transactions have declined compared to the price of conversion of these loans to shares, the capital component is carried to premium on shares in the statement of changes in equity, and in the lenders’ opinion, constitutes an investment in EER’s capital.

As mentioned in 4a above, at the closing date of the share purchase agreement all of EER's debts to its shareholders have been converted into shares of EER, including these shareholder loans.

e.
Further to note 14a(10) to EER’s annual financial statements as of December 31, 2010, in connection with Greenstone’s agreement with EER, regarding provision of a guarantee to a bank to secure credit up to an amount equivalent to $1 million, which the bank extended EER in February 2011, the guarantee agreement was renewed for a period of one year.

The value of the right to invest in the share capital of EER, which was calculated using the B&S model, amounted to $0.8 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the  statement of income over a one-year period – the term of the guarantee agreement.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

e.	(continued):

The parameters that were used to calculate the fair value are: a share price of $2.5, reflecting the value per share in the EER transaction, an exercise price of $1.413, in accordance with the terms of the agreement, and the expected volatility of companies operating in this field abroad – 25%. The life of the option is one year, representing the contractual period of the guarantee, as aforesaid, and a risk-free dollar interest of 0.2% per annum.

As mentioned in 4a above, at the closing date of the share purchase agreement all of EER debts to its shareholders have been converted into shares of EER, including this guarantee.

f.
On May 18, 2011, a general and extraordinary meeting of EER authorized, among others, that subject to the completion of the EER transaction detailed in note 3 above (in this section - “the transaction”) and as of the date of closing thereof the following actions are to be carried out simultaneously:

(1)
The right to convert loans received from Pacific Kestrel and EBN, shareholders of EER, in the amount of $4.3 million (including interest accrued thereon until the actual conversion date) to shares of EER, at a conversion price per one ordinary share of $5.40239, and their conversion subject to the consent of Pacific Kestrel and EBN.

(2)
The right to convert accrued interest to EER shares (in connection with converted loans) in the amount of $0.17 million (commitment to several shareholders pursuant to an agreement from September 2005, interest accrued up to the date of conversion of the loans), at a conversion price per one EER ordinary share of $5.40239, and their conversion subject to the consent of the relevant shareholders.

(3)	To authorize investments in EER as set forth below:

3.1
An investment of $1.4 million in the Company at a price of $2.5 per share. The aforesaid investment funds were transferred by the guarantors for the purpose of repaying part of EER’s loan from the bank, pursuant to a debt arrangement signed with the bank, as stated in note 4c above.

3.2
An investment by Greenstone amounting to no less than $0.7 million at identical terms to the investment detailed in subsection 3.1 above. Approximately $1 million has been actually invested by Greenstone pursuant to this section.

3.3
An investment by Strauss, one of EER’s existing shareholders, in the amount of $0.5 million at identical terms to the investment detailed in subsection 3.1 above. This amount was transferred to the Company on May 24, 2011.

(4)	Each shareholder will be offered to participate in the investments detailed in section 3, at identical terms.

It is clarified that all the investments set forth in section 3 above have been provided by way of shareholder loans to EER (“shareholder loans”). The shareholder loans are not linked, do not bear any interest and their repayment date is December 31, 2012. Shareholder loans have been automatically converted to shares of EER, on the date of the completion of the EER transaction.

Given the fact that the said loans do not bear interest, the equity component in respect thereof was calculated as a residual, after determining the value of a loan using a 15% discount rate, and amounted to $0.5 million, which is added to the effective interest on the loan and charged to the statement of income over a period of one and half years – the contractual period. Part of the equity component was carried to premium on shares in the statement of changes in equity, and in the investors’ opinion, constitutes an investment in EER’s capital.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

g.	On June 30, 2011 a special general meeting of shareholders of EER approved the following resolutions:

(1)	EER’s engagement in the EER Share Purchase Agreement as detailed in note 3 above.

(2)
Subject to the completion of the EER Share Purchase Agreement, the termination of an agreement (“the founders’ agreement") dated April 6, 2000 between Greenstone, Accord and AMV Group (as defined in the Founders’ agreement), as amended in the addendum from December 2003 between Greenstone, Accord, Mazal, Kestrel Pacific, EBN Korea Ltd and EER.

(3)
Subject to the completion of the EER Share Purchase Agreement, the assignment by Leader Holdings and Investments Ltd (“Leader”) to Greenstone of an agreement for management services dated February 13, 2002. See note 21a  of the annual financial statements of EER dated December 31, 2010.

(4)
Subject to the completion of the EER Share Purchase Agreement, the termination of the management agreement dated February 26, 2009 between Moshe Stern and a company he controls and EER. See note 21a of the annual financial statements of the Company dated December 31, 2010.

On August 31, 2011, following completion of the EER transaction, the parties signed an amendment to the management agreement. According to the amendment, the management agreement came to an end on that date and Stern would cease from giving services to EER. In addition Stern waives all the options ever exercised to him by EER except for 150,000 options as detailed in paragraph (5) below.

(5)
The allotment of 150,000 options to Moshe Stern with no exercise price. The value of the benefit, which was calculated at a value per share of $2.5, is $0.4 million and was recognized by EER as an expense during the reporting period.

h.
During the second quarter of 2011 the management agreement with Moshe Stern, EER’s former CEO, was revised such that the outstanding balance of the loan extended to Mr. Stern, which had not been forgiven, pursuant to the terms of the agreement, was forgiven on that date. Following the revision of the said agreement, the Company recognized an expense of $0.6 million.

During June 2011 EER signed a withholding tax assessment agreement with the Israeli tax authorities in respect of the years 2007-2009 (“assessment agreement”). In accordance with the assessment agreement EER is required to pay a withholding tax difference totaling NIS 1.6 million, especially in connection with the loan provided to EER's former CEO. EER reached an agreement with the tax authorities to spread the said amount over 24 payments.

i.
On June 29, 2011, the Company's board of directors approved a share options plan (the "2011 Plan"). Under the 2011 Plan, the Company may grant to any of its and its affiliates' (i.e. present or future company that either controls or is controlled by the Company) employees, officers and directors options to purchase ordinary shares of the Company. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule"). As of the date of this report, no options were issued under the 2011 Plan. See also note 4j below.

R.V.B HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

j.
On August 22, 2011, the Company's shareholders approved (following the approval of the Company's audit committee and board of directors), among others: (i) the grant to each of the Company's directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options are granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase shares of the Company representing, on a fully diluted basis, approximately 0.3% of the Company's issued and outstanding share capital as of the date of the grant, with an exercise price of US$ 0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule. The options described in this paragraph will be granted following the closing of the Additional SPA, which is expected during November or December 2011.

The parameters used in the calculation of the fair value of the options described above, are a share price of $0.09 (regarding Yair Fudim) and 0.04$ (regardinf the other directors), an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%.

NOTE 5   -      ASSETS AND LIABILITIES RECOGNISED AT THE DATE OF THE EER TRANSACTION

a.	As described in note 1d above, for accounting purposes the EER transaction is treated as a capital transaction of EER.

Following are the assets and liabilities of the Company recognised at the date of the EER transaction:

August 31,2011
$ in thousand

Current assets
Cash and & cash equivalents	7,977
Trade and other receivables	141

Current liabilities
Short term loan	(192)
Accounts payable and accruals	(190)

7,736

b.	The non-controlling interest (21.7% ownership interest in EER) recognised at the date of the EER transaction is $ 4,117 thousand.